Exhibit 3.4

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
VSOURCE, INC.
(a Delaware corporation)

VSOURCE, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is Vsource, Inc. The original Certificate of Incorporation of the Corporation was filed on November 8, 2000.

SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the “DGCL”) the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class has approved, the amendments to the Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment.

THIRD: Pursuant to Section 242 of the DGCL, the text of the Certificate of Incorporation is hereby amended to add the following paragraph to Article 4:

Effective at 4:30 p.m. Eastern Standard Time on the date of filing of this Certificate of Amendment with the Delaware Secretary of State, every twenty (20) outstanding shares of Common Stock of the Corporation will be combined into and automatically become one (1) outstanding share of Common Stock of the Corporation (the “Reverse Split”) and the authorized shares of the Corporation shall remain as set forth in this Certificate of Incorporation. No fractional share shall be issued in connection with the Reverse Split; all shares of Common Stock that are held by a stockholder will be aggregated subsequent to the Reverse Split and each fractional share resulting from such aggregation held by a stockholder shall be cancelled. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the Reverse Split, such holder shall be entitled to receive a cash amount equal to the value of such fractional share based on the closing price of the Common Stock as of the effective date of the Reverse Split.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 18th day of November 2002, and the foregoing facts stated herein are true and correct.

VSOURCE, INC.

By:	/s/
Name:	Phillip E. Kelly
Title:	Chairman and Chief Executive Officer